September 9, 2005

VIA FAX #:  (202) 772-9204

AND MAIL

Mr. George F. Ohsiek, Jr., Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., MS 3561

Washington, D.C. 20002

RE: Anvil Holdings, Inc.

File No. 333-26999

Dear Mr. Ohsiek:

Anvil Holdings, Inc. (the “Company”) herewith respectfully submits the following responses to your letter dated August 25, 2005 containing comments on the Company’s Form 10-K for Fiscal Year Ended January 29, 2005 and Form 10-Q for Fiscal Quarter Ended April 30, 2005.

For clarity in responding, we have repeated each of the Staff’s comments using the numbers contained in the Staff’s Letter.

Please note that with respect to Items 1. and 2., the Company’s disclosure in its Form 10-Q for the quarterly period ended July 30, 2005 (to be filed with the Commission on September 13, 2005) will conform with the Staff’s comments.

Staff Comment No. 1

“Please add interest payments related to your long-term debt to the table.  Because the table is aimed at increasing transparency of cash flow, we believe the payments should be included in the table.  If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of you future cash requirements.  See Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the Commission’s MD&A Guidance issued December 19, 2003 available at www.sec.gov.”

Company’s Response to Staff Comment No. 1

The Company will include both fixed and variable interest payments related to its long-term debt in the table of Contractual Obligations and Commitments.  Since the principal amount of long-term debt, interest rate, frequency and dates of interest payment, etc. are disclosed in the Company’s financial statements, the Company believes that the commitment for interest has been adequately “discussed” in past filings as called for by footnote 46 to the Commission’s MD&A Guidance.

Staff Comment No. 2

“Please revise your disclosure regarding changes to internal controls over financial reporting to identify “any changes,” not just “significant” changes that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting.  See Item 308(c) of Regulation S-K.”

Company’s Response to Staff Comment No. 2

The Company believes that referring to “significant” changes in item 9A of its Form 10-K properly describes its procedures.  The Company supplementally informs the staff that there were no changes to internal control that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.   However, the Company will conform the language to that suggested in the Staff’s Letter.

Staff Comment No. 3

“Please tell us in detail and disclose how you account for your “Gold Rewards” program, including the line item on the income statement where rewards under the program are included.  Also tell us the basis in GAAP for your accounting and classification.  Ensure your response addresses your consideration of EITFs 00-22 and 01-09, as applicable.”

Company’s Response to Staff Comment No. 3

The “Gold Rewards” program is a “points” program whereby customers of the Company’s actual customers (its distributors), if they elect to participate, would accumulate and report points based on products purchased from our distributors.  These retailers and screen printers then become eligible for merchandise rewards contained in a Program Catalog administered by an unrelated entity.  The Company does not believe that the costs related to this program are material to its financial statements.  For the fiscal year ended January 29, 2005, the cost of this program was $532,000, and was included in the line item “Selling, general and administrative expenses” in the Company’s consolidated statement of operations.  This amount represents 0.3%, 1.3% and 2.1%, respectively, of the Company’s consolidated Net Sales, Gross profit, and Selling, general and administrative expenses for that period.

The Company believes that the costs of the program represent the reimbursement of specific costs related to promotional programs of its distributors in which the Company receives an identifiable benefit.  As such, the Company considers the costs of this program a selling expense, and believes that such determination is in accordance with GAAP.  The EITFs mentioned in the staff’s letter were given due consideration in reaching this conclusion.  Paragraph 7 of EITF 01-9 appears to specifically exclude the

Company’s Gold Rewards program.  Paragraph 7 states “…This Issue also does not address the accounting for offers of free or discounted products or services that are exercisable after a customer has completed a specified cumulative level of revenue transactions or remained a customer for a specified time period (for example, “point” and loyalty programs)….”  The Gold Rewards program would be categorized as “Issue 4” of EITF 00-22.   No consensus was reached by the Task Force concerning this Issue 4 and paragraph 18 of EITF 00-22 indicates that “the Task Force agreed to discontinue further discussion of this Issue…”

In accounting for the program, the Company establishes reserves to cover the costs of the “points” earned and makes payments to a third party vendor for the costs of the rewards for participants that redeem their points.  The reserve for the program is estimated using a model that uses redemption statistics (including expirations and forfeitures) to establish the expected future cost for the program.  The provision for the cost of the program is based upon points earned that are ultimately expected to be redeemed by the program participants.

Staff Comment No. 4

“Please revise your Form 10-K to include your ratio of earning to fixed charges.  Refer to Items 601(12) and 503(d) of
Regulation S-K.”

Company’s Response to Staff Comment No. 4

The Company respectfully requests to include the Exhibit covering the ratio of earnings to fixed charges on a prospective basis.  The Company does not believe that the disclosure omission warrants an amendment to our Form 10-K for the year ended January 29, 2005.  In making this request the Company notes that it is a voluntary filer and there are fewer than 300 record holders of its securities.  In addition, the Company’s securities are not listed on any exchanges.

Staff Comment No. 5

“Please revise to include your Section 1350 certifications as Exhibit 32, as required by Item 601(32) of Regulation S-K.  Please similarly amend your Form 10-Q for the fiscal quarter ended April 30, 2005”

Company’s Response to Staff Comment No. 5

The Company is a “voluntary filer,” not an “issuer” of securities, and has no securities registered pursuant to Sections 12(b) or 12(g) of the Securities and Exchange Act of 1934.   The Company has fewer than 300 security holders of record, and has had less than 300 as of the beginning of the fiscal years at issue.   Accordingly, the Company believes it is not required to file a certification under section 906 of the Sarbanes-Oxley Act of 2002.   We make reference to Section 2, Question 1 of the Commission’s FAQ release dated November 8, 2002 (revised November 14, 2002) as follows:

“Question: 1: Section 2(a)(7) of the Sarbanes-Oxley Act of 2002 (the “Act”) defines an “issuer” as an “issuer (as defined in Section 3 of the Securities Exchange Act of 1934 (15 U.S.C. 78(c)), the securities of which are registered under Section 12 of that Act (15 U.S.C. 781), or that is required to file reports under Section (d)….” A company has offered and sold debt securities pursuant to a registration statement filed under the Securities Act of 1933, thus subjecting it to the reporting requirements of Section 15(d).  The company did not register the debt securities under Section 12 of the Exchange Act of 1934.  Subsequently, the company’s reporting obligations have been statutorily suspended under Section 15(d) because it had fewer than 300 security holders of record at the beginning of its fiscal year.  The company has not filed a Form 15 and has continued to file reports pursuant to its indenture.  Is the company considered an “issuer” under the Act?

Answer:  No.  Because the issuer had fewer than 300 security holders of record at the beginning of its fiscal year, the suspension is granted by statute and is not contingent on filing a Form 15.  The definition of issuer applies only to issuers required to file reports.  However, see Question 9 regarding these kinds of filers under Section 302 of the Act.”

Note:  The reference to Question 9 relates to the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002, which the Company files.

As requested in the Staff’s Letter, the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (212) 476-0352 if you have any questions.

Very truly yours,

Jacob Hollander

Vice President and Secretary

Anvil Holdings, Inc.

cc:	Andrew M. Kay, Deloitte & Touche LLP
Joshua Korff, Esq., Kirkland & Ellis